                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 8)(1)

                              Synergy Brands, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 per share
                         (Title of Class of Securities)

                                    87159E303
                                 (CUSIP Number)

                              Lloyd I. Miller, III,
                   4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (941) 263-8860
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 30, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 6 pages

----------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87159E303                   13D                           PAGE 2 OF 6

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lloyd I. Miller, III                                          ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A)    [ ]
                                                                  (B)    [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF-OO**
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR  2(E)
                                                                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
      NUMBER OF    7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY           1,000,730***
      OWNED BY     -------------------------------------------------------------
        EACH       8       SHARED VOTING POWER
      REPORTING
       PERSON              1,468,384***
        WITH       -------------------------------------------------------------
                   9       SOLE DISPOSITIVE POWER

                           1,000,730***
                   -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                           1,468,384***
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,469,114
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN-IA-OO**
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**SEE RESPONSE TO ITEM 3 IN THE ORIGINAL SCHEDULE 13D.
***SEE RESPONSE TO ITEM 5, HEREIN.

AMENDMENT NO. 8 TO THE ORIGINAL REPORT ON SCHEDULE 13D

      Introduction

      This constitutes Amendment No. 8 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Miller"), dated September 26, 2001, as previously amended, (the "Statement"), relating to the Common Stock, par value $0.001 (the "Shares") of Synergy Brands, Inc. (the "Company"). The Company has its principal executive offices at 1175 Walt Whitman Rd., Melville, NY 11747.

      ITEM 4. PURPOSE OF THE TRANSACTION

      (i) The first sentence of Item 4. of the Statement is hereby amended and restated as follows:

      "Miller considers his beneficial ownership reported herein of the 2,469,114 Shares as an investment in the ordinary course of business."

      (ii) The last sentence of Item 4. of the Statement is hereby amended and restated as follows:

      "The purpose of this Amendment is to report that since the filing of Amendment No. 7 to the Statement, dated December 30, 2002, Miller purchased additional shares and a material change occurred in the percentage of Shares beneficially owned by Miller."

      ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

      "(a) Miller is deemed to beneficially own 2,469,114 Shares (which is 43.9% of the outstanding Shares, based on (i) 5,397,484 outstanding Shares pursuant to the Company's Form 10Q filed on November 19, 2002, and (ii) 225,000 Shares which Miller does not actually own, but has a right to purchase with respect to certain warrants Miller beneficially owns). As of the date hereof, 1,242,576 of such beneficially owned Shares are owned of record by Trust A-4 (including warrants to purchase 125,000 Shares); 63,808 of such beneficially owned Shares are owned of record by Trust C; 300,000 of such beneficially owned Shares are owned of record by Milfam I, L.P. (including warrants to purchase 60,000
Shares); 143,600 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 557,130 of such beneficially owned Shares are owned of record by
Miller directly (including warrants to purchase 20,000 Shares); and 162,000 of such beneficially owned Shares are owned of record by Dail Miller (including warrants to purchase 20,000 Shares)."
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                                                                     Page 4 of 6

            Item 5(c) is hereby amended and restated in its entirety as follows:

      (c) The table below details the purchases of Shares effected by Miller in the past 60 days.


                                   TRUST A-4
----------------------------------------------------------------------------
DATE OF TRANSACTION        NUMBER OF SHARES PURCHASED        PRICE PER SHARE
-------------------        --------------------------        ---------------
  January 7, 2003                    12,000                       $0.63
 December 31, 2002                   9,700                      $0.635155
 December 30, 2002             125,000 (warrants)                 $0.34
 December 30, 2002                  615,000                       $0.68
 December 30, 2002                   5,100                        $0.63
 December 27, 2002                   5,300                        $0.63
 December 26, 2002                   3,600                        $0.63
 December 23, 2002                    700                         $0.63
 December 20, 2002                   4,600                       $0.63652
 December 18, 2002                    800                         $0.63
 December 17, 2002                   12,510                       $0.63
 December 16, 2002                   2,200                        $0.63
  December 9, 2002                   1,100                        $0.63
  December 4, 2002                   9,800                        $0.63
  December 3, 2002                   2,780                       $0.65971
 November 27, 2002                    500                         $0.66
 November 26, 2002                   2,500                        $0.66
 November 25, 2002                   5,000                        $0.66

                              LLOYD I. MILLER, III
----------------------------------------------------------------------------
DATE OF TRANSACTION        NUMBER OF SHARES PURCHASED        PRICE PER SHARE
-------------------        --------------------------        ---------------
 December 24, 2002                   2,100                        $0.63
  December 5, 2002                   1,000                        $0.63


                                    TRUST C
----------------------------------------------------------------------------
DATE OF TRANSACTION        NUMBER OF SHARES PURCHASED        PRICE PER SHARE
-------------------        --------------------------        ---------------
 December 19, 2002                   16,800                       $0.63


                                MILFAM II, L.P.
----------------------------------------------------------------------------
DATE OF TRANSACTION        NUMBER OF SHARES PURCHASED        PRICE PER SHARE
  December 2, 2002                   7,000                        $0.66

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 9, 2003

                                            /s/Lloyd I. Miller, III
                                     -------------------------------------
                                              Lloyd I. Miller, III